UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Liang Zhang

On October 28, 2024, Mr. Liang Zhang (“Mr. Zhang”) notified MDJM LTD (the “Company”) of his resignation as a director of the Company, effective October 28, 2024. Mr. Zhang has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Zhang intends to continue contributing to the development of the Company as a shareholder of the Company.

Appointment of Mr. Yuan Gong as Director

To fill in the vacancy created by the resignation of Mr. Zhang, on October 28, 2024, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of the Company recommended, and the Board appointed, Mr. Yuan Gong (“Mr. Gong”) to serve as a director of the Company, effective October 28, 2024.

Mr. Gong, age 51, has over 15 years of business and managerial experience. Mr. Gong served as the Chief Financial Officer (“CFO”) of Tungray Technologies Inc (Nasdaq: TRSG), an engineer-to-order company providing tooling and customized industrial manufacturing solutions to original equipment manufacturers, from February 2023 to September 2024. Mr. Gong has served as an advisor for Weitian Group, an investor relations consultancy firm, since December 2020. Previously, he served as the CFO of Guoyi Capital Management Co., Ltd., a fintech company, from January 2018 to September 2020. Before that, he served as a Partner at Jessie International LLC, an investment and financial advisory firm, between March 2008 and December 2017, providing investment and financial advisory services. From December 2009 to December 2011, he served as CFO in China Energy Corp., which is a client of Jessie International Consulting (“Jessie International”). From July 2008 to December 2009, he was the Vice President in Capital Markets for China Integrated Energy, which was also a client of Jessie International. From September 2007 to March 2008, he was the Board Secretary and Director of Investor Relations of Xinyuan Real Estate Co., Ltd. (NYSE: XIN), a real estate developer. Mr. Gong graduated from Peking University in 1997 with a Bachelor of Art degree in English Language and from the University of Delaware in 2003 with an MBA. He is a Chartered Financial Analyst.

There are no family relationships between Mr. Gong and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Gong and any other person pursuant to which he was appointed as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2024

MDJM LTD

By:	/s/Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer